NOVAGOLD RESOURCES INC.
200 Granville Street, Suite 2300
Vancouver, British Columbia V6C 1S4
NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

                         NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting ("Meeting") of the Shareholders of NovaGold Resources Inc. ("Corporation") will be held at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, in the Cristal Room, on Tuesday, April 26, 2005 at 10:00 a.m. (Vancouver time), for the following purposes:

1.
To receive the Annual Report of the Directors containing the consolidated financial statements of the Corporation for the year ended November 30, 2004, together with the Report of the Auditors thereon, copies of which accompany this Notice;

2.	To elect Directors of the Corporation for the forthcoming year;

3.	To appoint the Auditors of the Corporation for the forthcoming year and to authorize the directors to fix the Auditors' remuneration;

4.
To consider and, if deemed advisable, approve a resolution amending the 2004 Stock Option Plan of the Corporation (the “Plan”) to provide that the number of common shares of the Corporation available for issuance upon the exercise of options granted under the Plan shall be changed from a fixed maximum number of common shares to a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Corporation at any point in time, where such amendment to the Plan, if approved, will become effective upon such future date as determined by the Board of Directors of the Corporation which shall be no later than one year from the date of approval of this resolution; and

5.	To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

                         The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying and forming part of this Notice.

                         Only Shareholders of record at the close of business on March 15, 2005 are entitled to receive notice of the Meeting and to vote at the Meeting.

                         To assure your representation at the Meeting, please complete, sign, date and return the enclosed proxy, whether or not you plan to personally attend. Sending your proxy will not prevent you from voting in person at the Meeting. All proxies completed by registered shareholders must be returned to the Corporation:

(a)
by delivering the proxy to the Corporation's transfer agent, Computershare Trust Company of Canada at its office at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Friday, April 22, 2005, at 10:00 a.m. (Vancouver time) and 2:00 p.m. (Halifax time); or

(b)
by fax to the Toronto office of Computershare Trust Company, Attention: Proxy Tabulation at 416-263-9524 or 1-866-249-7775 not later than Friday, April 22, 2005 at 10:00 a.m. (Vancouver time) and 2:00 p.m. (Halifax time).

                         Non-registered shareholders whose shares are registered in the name of an intermediary should carefully follow voting instructions provided by the intermediary. More detailed description on returning proxies by non-registered shareholders can be found on page 5 of the attached Management Information Circular.

                         DATED at Vancouver, British Columbia, this 24th day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

“Rick Van Nieuwenhuyse”
Rick Van Nieuwenhuyse, President and Chief Executive Officer